Exhibit (a)(1)(iii)

OFFER BY

FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND

TO PURCHASE FOR CASH UP

TO 20% OF ITS COMMON SHARES

FOR 98% OF NET ASSET VALUE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M. NEW YORK CITY TIME, ON FEBRUARY 12, 2021

(“EXPIRATION DATE”), UNLESS EXTENDED

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE FUND’S OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL

January 14, 2021

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer of First Trust/Aberdeen Global Opportunity Income Fund, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company (the “Fund”), to purchase up to 20% of its outstanding common shares of beneficial interest, par value $0.01 (the “Shares”), upon the terms and subject to the conditions set forth in its Offer to Purchase dated January 14, 2021 and in the related Letter of Transmittal (which together constitute the “Offer”). The price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to 98% of the net asset value per Share as determined by the Fund as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on February 16, 2021, or if the Offer period is extended, as determined as of the close of the regular trading session of the NYSE on the next trading day after the day to which the Offer is extended (in each case, the “Valuation Date”).

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to brokers, dealers or other persons for soliciting tenders for Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Section 4, “Payment for Shares” of the Offer to Purchase. However, backup withholding at a 24% rate or, in the case of non-U.S. shareholders, 30% withholding under the Foreign Account Tax Compliance Act or 30% (or lower treaty rate) withholding at the source may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 2, “Procedures for Tendering Shares,” of the Offer to Purchase.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.	A letter to shareholders from the Chairman of the Board of Trustees of the Fund and the Offer to Purchase dated January 14, 2021;
2.	The Letter of Transmittal for your use and to be provided to your clients;

3.	Form of letter to clients, which may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and
4.	Return envelope addressed to the Depositary.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Offer, if more than 20% of the Fund’s outstanding Shares are duly tendered prior to the Expiration Date, the Fund will repurchase 20% of the Fund’s outstanding Shares on a pro rata basis upon the terms and subject to the conditions of the Offer.

NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES.

Additional copies of the enclosed material may be obtained from the Information Agent at the appropriate address and telephone number set forth in the Fund’s Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at its address and telephone numbers set forth in the Offer to Purchase.

Very truly yours,

FIRST TRUST/ABERDEEN GLOBAL

OPPORTUNITY INCOME FUND

JAMES M. DYKAS

President and Chief Executive Officer

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of First Trust/Aberdeen Global Opportunity Income Fund or the Depositary/Information Agent or authorize you or any other person to make any statements or use any material on their behalf with respect to the Offer, other than the material enclosed herewith and the statements specifically set forth in such material.